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19007555

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parnassus Funds Distributor

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Market Street #1600
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc C. Mahon — 415-778-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah & Associates, LLP
(Name – *if individual, state last, first, middle name*)

201 California Street, Suite 411	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc C. Mahon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parnassus Funds Distributor, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO & CFO

Title

Notary Public

MARIE T. LEE
COMM. #2147299
Notary Public - California
San Francisco County
My Comm. Expires Apr. 19, 2020
NR01

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of San Francisco)

On 2/27/19 before me, Marie T. Lee, Notary Public,
(here insert name and title of the officer)

personally appeared Marc Carl Mahon

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]

MARIE T. LEE
COMM. #2147299
Notary Public - California
San Francisco County
My Comm. Expires Apr. 19, 2020
NR01

(Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of SEC - Form X-17A-5

containing 1 pages, and dated 2/27/19.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) ____________ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ____________

representing: ____________
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ____ Entry # ____

Notary contact: ____________

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
☐ ____________

PARNASSUS FUNDS DISTRIBUTOR

FINANCIAL STATEMENTS

DECEMBER 31, 2018

TOGETHER WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PARNASSUS FUNDS DISTRIBUTOR
DECEMBER 31, 2018

Table of Contents

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 - 2
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Shareholders' Equity	5
Statement of Cash Flows	6
NOTES TO FINANCIAL STATEMENTS	7 – 8
SUPPLEMENTAL SCHEDULE:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 and Computation of Reserve Requirements Pursuant to Rule 15C3-3 of The Securities and Exchange Commission as of December 31, 2018	9
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	10
EXEMPTION REPORT FROM RULE 15c3-3	11

Mah & Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
of Parnassus Funds Distributor:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Parnassus Funds Distributor, (the "Company") a wholly-owned S-Corporation subsidiary of Parnassus Investments Inc. ("PI") as of December 31, 2018, and the related statements of income, changes in shareholder's equity, cash flows for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

201 CALIFORNIA, SUITE 411, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982 1111 TEL 415 981-1111

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Emphasis of Matter

As discussed in Notes 1 and 3 to the financial statements, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a wholly-owned subsidiary of PI whereby PI pays various overhead and operating expenses on behalf of the Company. Our opinion is not modified with respect to this matter.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2018 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental Schedule I is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental Schedule I. In forming our opinion on the supplemental Schedule I, we evaluated whether the supplemental Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mah & Associates, LLP

We have served as the Company's auditor since 2009.

San Francisco, California
February 26, 2019

Parnassus Funds Distributor
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 6,638
	$ 6,638

Liabilities and Shareholder's Equity

Liabilities	$ -
Shareholder's equity:	
Common stock, no par value, authorized 1,000,000 shares, 240 shares issued and outstanding	6,000
Retained Earnings	638
Total Shareholder's equity	6,638
	$ 6,638

See accompanying notes to the financial statements.

Parnassus Funds Distributor

Statement of Income

For the Year Ended December 31, 2018

Revenues:	
Fees	$ -
Other, Reimbursement Income	2,198,745
Interest income	6
	2,198,751
Expenses:	
Advertising	1,042,182
Travel	233,094
Rent	207,976
Professional Fees	194,716
Conferences	172,398
Computer Services	100,469
Other	93,919
Regulatory	38,038
Printing	32,108
Telephone	30,095
Membership Dues	23,949
Training & Education	14,974
Copier Rental	7,358
Office	3,987
Postage	3,482
	2,198,745
Net Income	$ 6

See accompanying notes to the financial statements.

Parnassus Funds Distributor
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2018

	Common Stock		Retained Earnings	Shareholder's Equity
	Shares	Amount		
Balances at January 1, 2018	240	$ 6,000	$ 632	$ 6,632
Net Income	-	-	6	6
Balances at December 31, 2018	240	$ 6,000	$ 638	$ 6,638

See accompanying notes to the financial statements.

Parnassus Funds Distributor
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:	
Net Income	$ 6
Net Cash provided by operating activities	6
Net increase in cash	6
Cash at beginning of year	6,632
Cash at end of year	$ 6,638

See accompanying notes to the financial statements.

Notes to Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Parnassus Funds Distributor ("the Company" or "PFD") is a wholly owned subsidiary of Parnassus Investments Inc ("PI"). The company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The sole purpose of PFD is to serve as distributor of the Parnassus Funds family of mutual funds. In this limited capacity PFD maintains FINRA licenses for registered persons and files marketing materials and advertisements with FINRA solely for the Parnassus Funds. As a limited purpose broker-dealer, PFD holds no customer accounts. All expenses directly or indirectly attributable to PFD will be paid via an expense sharing agreement with PI. The only assets or liabilities attributable to the Company are to maintain the required minimum net capital under SEC Rule 15c3-1.

The company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The company does not safekeep or hold cash or securities for customer accounts.

Securities Investor Protection Corporation (SIPC) Membership

As a limited purpose broker-dealer with its business consisting exclusively of the distribution of shares of open end investment companies, the company is exempt from SIPC membership under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 (SIPA) and has filed form SIPC-3 to that effect. As such the company has no requirement for a SIPC Schedule of Assessments and Payments.

Basis of Presentation

The financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash

Cash includes unrestricted deposits in one interest-bearing cash account held at a financial institution.

Income Taxes

The company files consolidated income tax returns with PI. Based on the expense allocation agreement with Parnassus Investments, allocable income tax expense (primarily franchise fees) of PI to PFD is paid by PI. Thus no provision for income taxes has been recorded in these financial statements.

Advertising

Advertising costs are expensed as incurred. Advertising costs were $1,042,182 during the year ended December 31, 2018.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $6,638 which was $1,638 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1 at December 31, 2018.

Note 3: Related Party Transactions

Effective May 1, 2008, PFD and PI entered into an expense sharing agreement, which calls for PI to pay various overhead and operating expenses of PFD. During the year ended December 31, 2018, PI paid and allocated a total of $2,198,745 for PFD's operating expenses.

Note 4: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Current Economic Conditions

The current economic environment presents service providers with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of assets, declines in the volume of business, constraints on liquidity and difficulty in obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. In addition, given the volatility of current economic conditions, the values of assets and liabilities, if any, recorded in the financial statements could change rapidly, resulting in material future adjustments that could impact the Company's ability to maintain sufficient liquidity.

Note 5: Subsequent Events

On February 5, 2019, the Company signed a consent authorizing Parnassus Investments, Inc. as sole shareholder of the Company to enter into an agreement with Foreside Distributors, LLC with the intent to sell the Company with an anticipated closing date on or around May 1, 2019. However, as of the date of this report, no sale agreement has been entered into.

Parnassus Funds Distributor

Computation of Net Capital Under Rule 15c3-1 of The

Securities and Exchange Commission

As of December 31, 2018

Net Capital	
Total shareholder's equity	$ 6,638
Deduct shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	6,638
Add subordinated borrowings allowable for net capital	-
Total capital and allowable subordinated borrowings	6,638
Deductions/charges	-
Net capital before haircuts on securities positions	6,638
Haircuts on securities	-
Net Capital	$ 6,638
Aggregate Indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 1,638
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 638
Ratio: Aggregate indebtedness to net capital	0.00 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims an exemption from the computation of reserve requirements, according to the provisions of Rule 15c3-3(k)(2)(i).

See accompanying notes to the financial statements.

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
of Parnassus Funds Distributor:

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Compliance Report Pursuant to Rule 17a-5 Exemption Report from Rule 15c3-3, in which (1) Parnassus Funds Distributor identified the following provision of 17 C.F.R. §15c3-3(k) under which Parnassus Funds Distributor claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) Parnassus Funds Distributor stated that Parnassus Funds Distributor met the identified exemption provisions throughout the most recent fiscal year without exception. Parnassus Funds Distributor's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Parnassus Funds Distributor's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mah & Associates, LLP

San Francisco, California
February 26, 2019

201 CALIFORNIA, SUITE 411, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982 1111 TEL 415 981-1111

BROKER DEALER ANNUAL COMPLIANCE REPORT PURSUANT TO RULE 17a-5

EXEMPTION REPORT FROM RULE 15c3-3

Name of Company: *Parnassus Funds Distributor*

Reporting Date: December 31, 2018

1. Provisions in paragraph (k) of Rule 15c3-3 for which an exemption is claimed:
   Parnassus Funds Distributor (the "Company") operates under the provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 whereas the Company does not hold customer funds or safekeep of customer securities.

   The company claims an exemption from the amended SEC Rule 17a-5 requiring broker-dealers to file a compliance report annually with its financial statements.

2. Parnassus Funds Distributor met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2018 without exception.

3. Exceptions during the year ending December 31, 2018: NONE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2019

Parnassus Funds Distributor

By: */S/ Marc C. Mahon*

Name: Marc C. Mahon

Title: Treasurer